Exhibit 99.5

NYSE, TSX: NTR

JANUARY 2, 2018

Agrium and PotashCorp Merger Completed Forming Nutrien, a Leader in Global Agriculture

Saskatoon, Saskatchewan, January 2, 2018 – Nutrien Ltd. (Nutrien) (TSX and NYSE: NTR) today announced the successful completion of the merger of equals between Agrium Inc. (Agrium) and Potash Corporation of Saskatchewan Inc. (PotashCorp), creating the world’s premier provider of crop inputs and services. Nutrien has the largest crop nutrient production portfolio combined with an unparalleled global retail distribution network that includes more than 1,500 farm retail centers. With nearly 20,000 employees – and operations and investments in 14 countries – the company is committed to providing products and services that help growers optimize crop yields and their returns.

“Today we are proud to launch Nutrien, a company that will forge a unique position within the agriculture industry,” said Chuck Magro, President & Chief Executive Officer of Nutrien. “Our company will have an unmatched capability to respond to customer and market opportunities, focusing on innovation and growth across our retail and crop nutrient businesses. Importantly, we intend to draw upon the depth of our combined talent and best practices to build a new company that is stronger and better equipped to create value for all our stakeholders.”

Nutrien common shares will trade on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol NTR beginning today. Trading of common shares of Agrium and PotashCorp was halted on the Toronto Stock Exchange and New York Stock Exchange concurrently with the listing of Nutrien common shares on such exchanges. The merger of equals resulted in PotashCorp shareholders receiving 0.40 common shares of Nutrien for each common share of PotashCorp they owned, and Agrium shareholders received 2.23 common shares of Nutrien for each common share of Agrium they owned.

Additional information about Nutrien, including introductory videos, is available on our website at www.nutrien.com.

Nutrien Board of Directors and Senior Leadership Team

As previously announced, Nutrien’s Board of Directors has equal representation from Agrium and PotashCorp. Mr. Jochen Tilk will serve as the Executive Chair, with Mr. Derek Pannell as the Board’s independent Lead Director.

The Company’s directors were selected to ensure that Nutrien has the experience, independence and perspective to provide strong corporate governance and the successful management of our business.

In addition to Mr. Magro and Mr. Tilk, previously announced members of Nutrien’s senior leadership team include Wayne Brownlee, Executive Vice President & Chief Financial Officer, and Steve Douglas, Executive Vice President & Chief Integration Officer.

Additional members of Nutrien’s senior leadership team include:

•	Harry Deans, Executive Vice President and President, Nitrogen
•	Michael Frank, Executive Vice President and President, Retail

•	Kevin Graham, Executive Vice President and President, Sales
•	Susan Jones, Executive Vice President and President, Phosphate
•	Lee Knafelc, Executive Vice President & Chief Sustainability Officer
•	Leslie O’Donoghue, Executive Vice President & Chief Strategy & Corporate Development Officer
•	Joe Podwika, Executive Vice President & Chief Legal Officer
•	Brent Poohkay, Executive Vice President & Chief Information Officer
•	Raef Sully, Executive Vice President and President, Potash
•	Mike Webb, Executive Vice President & Chief Human Resources Officer

For more information on Nutrien’s Board of Directors and senior leadership team please visit our website at www.nutrien.com.

Nutrien Operating Synergies

The company is expected to generate US$500-million of annual operating synergies, primarily from distribution and retail integration, production and SG&A optimization, and procurement savings. We expect to achieve approximately US$250-million of these synergies by the end of 2018 with the full annualized run-rate achieved by the end of 2019.

Nutrien Capital Allocation

With major capacity expansion projects complete, expected proceeds from the divestiture of equity investments and significant cash flow generation capability, Nutrien will have flexibility to invest in focused growth initiatives and return excess capital to shareholders, while also prioritizing a strong investment grade credit rating profile.

Nutrien intends to target a stable and growing dividend that reflects the anticipated strengthened cash flow profile of the company.

Nutrien Financial Outlook

Nutrien intends to provide guidance for the 2018 fiscal year in connection with the reporting of fourth quarter 2017 results of each Agrium and PotashCorp on February 5, 2018.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements relating to certain strategic benefits expected to result from the transaction, the nature and timing of operating synergies and Nutrien’s expected capital allocation strategy and dividend policy.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: customer demand for Nutrien’s products; commodity prices and interest and foreign exchange rates; operating synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; future debt ratings; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Key risks and uncertainties include, but are not limited: general global economic, market and business conditions; weather conditions including impacts from regional flooding and/or drought conditions; crop plant area, yield and prices; the supply and demand and price levels for major products of Nutrien may vary from what we currently anticipate; failure to realize anticipated synergies or cost savings; risks regarding the integration; failure to realize governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions as well as counterparty and sovereign risk; and relationships with employees, customers, business partners and competitors.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Contacts

Investors & Media:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

richard.downey@nutrien.com